QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.3

May 25, 2000

Mr. Terry Cathey
Senior Vice President—International
Cascade Corporation
P.O. Box 20187
Portland, Oregon 97294-0187

Dear Terry:

    The Compensation Committee of the Board of Directors of Cascade Corporation (Cascade) has recommended, and the Board has approved, a special severance benefit program for you and certain other key executives. This letter agreement describes the severance benefits, the circumstances under which they would be payable, and certain limitations on their overall value. It includes a noncompetition agreement, which was a condition established by the Board.

    Your severance benefits will become payable in the event of the Involuntary Termination of your employment within twelve months following a Change in Control of Cascade. Certain capitalized terms in the letter are defined on Attachment A.

SEVERANCE BENEFITS

    Your severance benefit will consist of the following:

  1.
  A lump sum cash payment equal to 2.99 times your Average Compensation will be made within 90 days of termination of your employment. The payment will be subject to applicable federal and state withholdings.

  2.
  Each of your outstanding Options, if not then exercisable, will accelerate automatically upon the Involuntary Termination of your employment so that the Option becomes fully vested and immediately exercisable for the full number of Cascade subject to the Option. Each such Accelerated Option, together with all your other vested Options, will remain exercisable until the earlier of (i) the expiration of the Option term or (ii) one year following the Involuntary Termination of your employment.

  3.
  Cascade will at its expense provide you and your eligible dependents continued Health Coverage under Cascade's medical/dental/vision plans until the earlier of (i) 24 months after your Involuntary Termination date or (ii) the first date you are covered under another health benefit program which provides substantially the same level of benefits without exclusion for pre-existing medical conditions. This coverage will satisfy all obligation of Cascade to provide or make available continued Health Coverage to you and your eligible dependents under Internal Revenue Code Section 4980B by reason of the termination of your employment. Neither you nor your eligible dependents will be entitled to any additional period of coverage under Section 4980B as a result of the Involuntary Termination of your employment.

NONCOMPETITION

    In consideration for Cascade's commitments in this letter agreement, you agree that, for a 24-month period following the termination of your Cascade employment for any reason, you will not:

  A.
  Directly or indirectly, whether for your own account, or as an employee, director, consultant, or advisor, provide services to any business which is at the time in competition with any Cascade then-existing or formally planned product line anywhere in the world;

  B.
  Directly or indirectly encourage or solicit any individual to leave Cascade's employ for any reason or interfere in any other manner with the actual or prospective employment relationships at the time existing between Cascade and its current or prospective employees;

  C.
  Induce or attempt to induce any customer, supplier, distributor, licensee, or other business affiliate of Cascade to cease doing business with Cascade or in any way interfere with the existing business relationship between any such customer, supplier, distributor, licensee or other business affiliate and Cascade.

    You acknowledge that monetary damages may not be sufficient to compensate Cascade for any economic loss which it may incur by reason of your breach of the foregoing restrictive covenants. In the event of any such breach, Cascade will, in addition to the cessation of any remaining benefits under this letter agreement and any remedies available at law, be entitled to obtain equitable relief in the form of an injunction precluding you from continuing you from continuing to engage in such breach.

LIMITATION ON BENEFITS

    The following limitations apply to your severance benefits in order to assure that payments to you will not be subject to a 20% penalty tax, and will be deductible to Cascade:

A.	Except as provided by Part D of this section, the aggregate Present Value (measured as of the Change in Control) of the severance benefit to which you become entitled by reason of your Involuntary Termination (namely the Severance Payment, the Option Parachute Payment attributable to your Severance-Accelerated Options and your Health Care Continuation) will in no event exceed in amount the difference between (i) 2.99 times your Average Compensation and (ii) the Present Value, measured as of the Change in Control, of all Other Parachute Payments to which you are entitled.
B.
Accordingly, except as provided by Part E, your Options will not accelerate and no Severance Payment will be made to you pursuant to this letter agreement, to the extent the Present Value as of the Change in Control of (i) the aggregate Option Parachute Payment attributable to your Severance-Accelerated Options plus (ii) your Severance Payment plus (iii) your Health Care Continuation would when added to the Present Value of your Other Parachute Payments, exceed 2.99 times your Average Compensation (the "Parachute Limit").
C.	Disputes concerning the application of this Limitation on Benefits will be resolved as follows:
(i)
Should you and Cascade disagree as to whether one or more payments to which you become entitled in connection with either the Change in Control or your subsequent Involuntary Termination constitute Option Parachute Payments or Other Parachute Payments or as to the determination of Present Value will be resolved as follows:
(ii)
In the event temporary, proposed or final Treasury Regulations in effect at the time under Code Section 280G (or applicable judicial decisions) specifically address the issue in dispute, the Regulations (or such decisions) will, together with the applicable valuation methodology, be controlling.

(iii)
In the event Treasury Regulations (or applicable judicial decisions) do not specifically address the issue in dispute, dispute, the matter will be submitted for resolution to an arbitrator selected under the rules of the U.S. Arbitration and Mediation Service (the Arbitrator). The resolution reached by the Arbitrator will be final and controlling; provided, however, that if in the judgment of the Arbitrator the issue in dispute can be resolved by obtaining a private letter ruling from the Internal Revenue Service, a formal and proper request for such ruling will be prepared and submitted by the Arbitrator, and the determination made by the Internal Revenue Service in the issued ruling will be controlling. All expenses incurred in connection with the retention of the Arbitrator and the preparation and submission of any ruling request shall be paid equally by you and Cascade.
D.	(i)
No Severance Payment will be made to you until the Present Value of the Option Parachute Payment attributable to both your Severance-Accelerated Options and your Acquisition-Accelerated Options has been determined and the status of any payments in dispute has been resolved. However, you will be permitted to exercise your Severance-Accelerated Options at any time during the one year or shorter expiration period immediately following your Involuntary Termination.
(ii)
Once the dispute is resolved, then to the extent the aggregate Present Value, measured as of the Change in Control, of (a) the Option Parachute Payment attributable to your Severance-Accelerated Options (or installments thereof) plus (b) your Severance Payment would, when added to the Present Value of all your Other Parachute Payments (including the Option Parachute Payment attributable to your Acquisition-Accelerated Options), exceed the Parachute Limit, your Severance Payment will be accordingly reduced.
E.	(i)
In no event shall the total Present Value of your Severance payment and the Option Parachute Payment attributable to your Severance-Accelerated Options be reduced below that amount (if any) which, when added to the Present Value of all the Other Parachute Payments to which you are entitled, would nevertheless qualify as reasonable compensation for past services within the standards established under Code Section 280G(b)(4)(B).
(ii)
The limitations of this section will in all events be interpreted in such manner as to avoid the imposition of excise taxes under Code Section 4999, and the disallowance of deductions under Code Section 280G(a), with respect to any of the benefits paid pursuant to this letter agreement.

OTHER PROVISIONS

  A.
  Termination For Cause

    Should your Involuntary Termination constitute a Termination for Cause, Cascade will only be required to pay you (i) any unpaid compensation earned for services previously rendered through the date of such termination and (ii) any accrued but unpaid vacation benefits or sick days, and no additional benefits will be payable to you under this letter agreement.

  B.
  Death

    Should you die before receipt of one or more Severance Payments to which you become entitled under this letter agreement, those payments will be made to your estate. Should you die before you exercise all your outstanding Options, then your estate, or the distributees of such Options from your estate, may exercise such Options within 12 months after your death.

    In no event may any such Option be exercised after the specified expiration date of the option term.

  C.
  Unsecured Debt of Cascade

    Cascade will pay any benefits under this letter agreement, when due, from its general assets and no trust fund, escrow arrangement or other segregated account will be established to fund such payment. Amounts which may become owing under this letter agreement will have no priority over the claims of general creditors.

  D.
  Indemnification

    You will have the benefit of indemnification provisions applicable to Officers and Directors under Cascade's bylaws (to the maximum extent permitted by law) during the period following your Involuntary Termination, with respect to any and all actions taken in the course of your Cascade employment.

  E.
  Miscellaneous

    This letter agreement will be binding upon Cascade, its successors and assigns (including, without limitation, the surviving entity in any Change in Control) and is to be construed and interpreted under the laws of the State of Oregon. You will not be entitled to any other severance benefits upon your termination of employment. This letter may only be modified by a writing signed by you and a Cascade officer acting with the approval of the Compensation Committee. Should any provision of this letter agreement be adjudged by a court of competent jurisdiction to be unenforceable, the invalidity of that provision will in no way affect (to the maximum extent permitted by law) the application of such provision under circumstances different from those adjudicated by the court, the application of any other provision of this letter agreement, or the enforceability or validity of this letter agreement as a whole.

  F.
  Not an Employment Contract

    Nothing in this letter agreement is intended to provide you with any right to continue in the employ of Cascade (or any subsidiary) for any period or to restrict your rights or the rights of Cascade (or any subsidiary) to terminate the employment relationship at any time for any reason whatsoever, with or without cause.

  G.
  Attorney Fees.

    In the event you or Cascade should bring suit or action relating to the interpretation or application of the any provision of this letter agreement or any benefits payable hereunder, the prevailing party will be entitled to recover reasonable attorney fees and costs incurred in connection with such proceedings. For purposes of this provision the prevailing party means the party determined by the court to have most nearly prevailed in the proceedings, even if that party does not prevail in all matters, and does not necessarily mean the party in whose favor the judgment is actually rendered.

    Please indicate your acceptance of the foregoing provisions of this agreement by signing the enclosed copy and returning it to me.

Cordially,
CASCADE CORPORATION
By:	/s/ C. CALVERT KNUDSEN C. Calvert Knudsen Its Chairman

ACCEPTANCE

    I hereby agree to all the terms and provisions of the foregoing letter agreement governing the special benefits to which I may become entitled in connection with certain changes in control or ownership of Cascade Corporation.

/s/ TERRY CATHEY
Date:	June 9, 2000

ATTACHMENT A

DEFINITIONS

    The following definitions apply to terms used in the above letter agreement:

    AVERAGE COMPENSATION means the average of your annual W-2 wages from Cascade for the three calendar years (five calendar years for purposes of application of the Limitations on Benefits section) or such fewer number of calendar years of employment with Cascade completed immediately prior to the calendar year in which the Change of Control is effected.

    BASE SALARY means the annual rate of base salary in effect for you immediately prior to the Change in Control or (if greater) the annual rate of base salary in effect at the time of your Involuntary Termination.

    BOARD means Cascade's Board of Directors.

    CHANGE IN CONTROL means:

  1.
  Any change in the composition of Cascade's Board of Directors over a period of 24 consecutive months or less such that a majority of the Board ceases, by reason of one or more contested elections for Board membership, to be comprised of individuals who either (A) have been members of the Board continuously since the beginning of such period or (B) have been elected or nominated for election as Board members described in (A) who were still in office at the time such election or nomination was approved by the Board; or

  2.
  The sale, transfer or other disposition of all or substantially all of Cascade's assets in complete liquidation or dissolution of Cascade; or

  3.
  Any merger or consolidation in which securities possessing more than 50% of the total combined voting power of Cascade's outstanding securities are transferred to persons different from the persons holding those securities immediately prior to such transaction; or

  4.
  The acquisition by a person or a group of related persons, other than Cascade or a person controlling, controlled or under common control with Cascade, of beneficial ownership (as determined pursuant to Rule 13d-3 of the Securities Exchange Act of 1934) of securities possessing more than 35% of the total combined voting power of Cascade's outstanding securities pursuant to a transaction or series of related transactions which the Board does not at any time recommend Cascade's shareholders accept or approve.

    CODE means the Internal Revenue Code of 1986, as amended.

    COMMON STOCK means Cascade's common stock.

    FAIR MARKET VALUE means, with respect to any shares of Common Stock subject to any of your Options, the closing selling price per share of Common Stock on the date in question, as reported on the New York Stock Exchange. If there is no reported sale of Common Stock on such date, Fair Market Value will be the closing selling price on the New York Stock Exchange on the next preceding day for a quotation is available.

    HEALTH COVERAGE means the continued health care coverage to which you and your eligible dependents may become entitled under this letter agreement upon the Involuntary Termination of your employment.

    INVOLUNTARY TERMINATION means the termination of your Cascade employment

  1.
  involuntarily upon your discharge or dismissal (other than a Termination for Cause), or

  2.
  voluntarily upon your resignation following (a) a change in your position with Cascade which materially reduces your duties or level of responsibility or which otherwise changes the level of management to which you report, (b) a 20% or more reduction in your level of compensation (including base salary, fringe benefits and bonus formula under any incentive performance plan) or (c) a change in your place of employment which is more than fifty (50) miles from your place of employment prior to the Change in Control, provided and only if such change or reduction does not have your written concurrence.

    In no event shall an Involuntary Termination be deemed to occur if your employment terminates by reason of your death or disability.

    OPTION means any option granted to you under the Plan which is outstanding at the time of the Change in Control or upon your subsequent Involuntary Termination. Your Options will be divided into two (2) separate categories as follows:

      Acquisition-Accelerated Options: any outstanding Option (or installment thereof) which automatically accelerates, pursuant to the acceleration provisions of the agreement evidencing that Option, upon a change in control or ownership of Cascade under certain specified circumstances.

      Severance-Accelerated Options: any outstanding Option (or installment thereof) which accelerates upon your Involuntary Termination pursuant to this letter agreement.

    OPTION PARACHUTE PAYMENT means, with respect to any Acquisition- Accelerated Option or any Severance-Accelerated Option, the portion of that Option deemed to be a parachute payment under Code Section 280G and the Treasury Regulations issued thereunder. The portion of such Option which is categorized as an Option Parachute Payment will be calculated in accordance with the valuation provisions established under Code Section 280G and the applicable Treasury Regulations and will include an appropriate dollar adjustment to reflect the lapse of your obligation to remain in Cascade's employ as a condition to the vesting of the accelerated installment. In no event, however, will the Option Parachute Payment attributable to any Acquisition-Accelerated Option or Severance-Accelerated Option (or accelerated installment) exceed the spread (the excess of the Fair Market Value of the accelerated option shares over the option exercise price payable for those shares) existing at the time of acceleration.

    OTHER PARACHUTE PAYMENT means any payment in the nature of compensation(other than the benefits to which you become entitled under this letter agreement) which are made to you in connection with the Change in Control and which accordingly qualify as parachute payments within the meaning of Code Section 280G(b)(2) and the Treasury Regulations issued thereunder. Your Other Parachute Payment will include (without limitation) the Present Value, measured as of the Change in Control, of the aggregate Option Parachute Payment attributable to your Acquisition-Accelerated Options (if any).

    PLAN means (a) Cascade's 1995 Incentive Stock Option Plan, as amended or restated from time to time, and (b) any successor or additional stock incentive plan subsequently implemented by Cascade.

    PRESENT VALUE means the value, determined as of the date of the Change in Control, of any payment in the nature of compensation to which you become entitled in connection with the Change in Control or the subsequent Involuntary Termination of your employment, including (without limitation) the Option Parachute Payment attributable to your Severance-Acceleration Options, your Severance Payment under this letter agreement and the Option Parachute Payment attributable to your Acquisition-Accelerated Options. The Present Value of each such payment shall be determined in accordance with the provisions of Code Section 280G(d)(4), utilizing a discount rate equal to one hundred twenty percent (120%) of the applicable Federal rate in effect at the time of such determination, compounded semi-annually to the effective date of the Change in Control.

    SEVERANCE PAYMENT means the severance payment to which you may become entitled under this letter agreement in the event of your Involuntary Termination following a Change in Control, subject, however, to the Limitation on Benefits section.

    TERMINATION FOR CAUSE means an Involuntary Termination of your employment by reason of your having engaged in fraud or in any other intentional misconduct adversely affecting Cascade's business or reputation in a material manner.

QuickLinks

SEVERANCE BENEFITS
NONCOMPETITION
LIMITATION ON BENEFITS
OTHER PROVISIONS
ACCEPTANCE
ATTACHMENT A DEFINITIONS